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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 34
                                       TO
                                 SCHEDULE 14D-9
               (WITH RESPECT TO THE TENDER OFFER BY VIACOM INC.)
                            ------------------------
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                         PARAMOUNT COMMUNICATIONS INC.
                           (NAME OF SUBJECT COMPANY)
                         PARAMOUNT COMMUNICATIONS INC.
                       (NAME OF PERSON FILING STATEMENT)
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
             INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------
                                  699216 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------
                              DONALD ORESMAN, ESQ.
                         PARAMOUNT COMMUNICATIONS INC.
                               15 COLUMBUS CIRCLE
                         NEW YORK, NEW YORK 10023-7780
                                 (212) 373-8000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                        OF THE PERSON FILING STATEMENT)
                            ------------------------

                                    COPY TO:
                             JOEL S. HOFFMAN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

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     This Amendment No. 34 supplements and amends to the extent indicated herein the Solicitation/Recommendation Statement on Schedule 14D-9 of Paramount Communications Inc., as amended and restated on October 27, 1993 (as supplemented and amended through the date hereof, the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission on October 25, 1993, with respect to the Revised Viacom Offer (as described herein and therein). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 2. TENDER OFFER OF THE BIDDER

     The response to Item 2 is hereby supplemented and amended as follows:

          On February 4, 1994, Paramount and Viacom entered into an Amended and Restated Agreement and Plan of Merger (the "Restated Viacom Merger Agreement"), which sets forth, among other things, (i) the terms of Viacom's tender offer for Paramount (the "Current Viacom Offer"), which terms provide for the purchase of 50.1% of the outstanding Shares plus the Shares issuable upon the exercise of the then exercisable stock options, as of the expiration of the offer, at a price of $107 per Share, and (ii) the revised terms of the second-step merger to be effected in the event the Current Viacom Offer is consummated (as so revised, the "Current Viacom Second-Step Merger"), which terms had provided for the exchange of (A)
     0.93065 shares of Viacom Class B Common Stock, (B) 0.30408 shares of Viacom Merger Preferred Stock, (C) 0.93065 CVRs and (D) 0.5 Warrants to purchase Viacom Class B Common Stock for each remaining Share and which now provide for the exchange of (1) 0.93065 shares of Viacom Class B Common Stock, (2)
     0.93065 CVRs, the terms of which have been revised as described below (as so revised, the "Revised CVRs"), (3) 0.5 three-year Warrants (the "Viacom Three-Year Warrants") to purchase Viacom Class B Common Stock, (4) 0.3 five-year Warrants (the "Viacom Five-Year Warrants") to purchase Viacom Class B Common Stock and (5) $17.50 in principal amount of 8% Exchangeable Subordinated Debentures of Viacom (the "Viacom Merger Debentures") for each remaining Share. The Current Viacom Offer is scheduled to expire at 12:00 midnight on February 14, 1994.

ITEM 3. IDENTITY AND BACKGROUND

     The response to Item 3(b) is hereby supplemented and amended as follows:

          On January 27, 1994, Paramount and Viacom entered into amendments to the Viacom Merger Agreement and the Viacom Exemption Agreement. Such amendments provide that (i) Viacom will not cause the expiration date of its tender offer to be extended beyond 12:00 midnight on February 14, 1994 except in specific circumstances, including an extension required by federal securities laws to the extent the extension arises due to an event outside the control of Viacom (those events not deemed to be outside the control of Viacom include, without limitation, any change in the terms of its tender offer or the proposed terms of its second-step merger), (ii) Viacom will not increase the per Share consideration of its tender offer or second-step merger or otherwise amend its tender offer or the proposed terms of its second-step merger primarily to extend the expiration date of QVC's tender offer, (iii) any amendment by Viacom to its tender offer or any change in the consideration offered to the stockholders of the Company in Viacom's second-step merger that results in an extension of the expiration date of its tender offer will be publicly announced by 5:00 p.m. on the date of such amendment or change and (iv) Viacom will not (A) seek to amend or waive any provision of the Bidding Procedures or (B) publicly announce an intention to take an action which is not otherwise permitted, or refrain from taking an action which is required, under the terms of the Bidding Procedures. Copies of the amendments to the Viacom Merger Agreement and the Viacom Exemption Agreement were previously filed as Exhibits Nos. 94 and 95, respectively, to the Schedule 14D-9 and are incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to such amendments.

                        RESTATED VIACOM MERGER AGREEMENT

          The following is a summary of the Restated Viacom Merger Agreement, a copy of which is filed as Exhibit No. 105 to the Schedule 14D-9 and is incorporated herein by reference. The Restated Viacom Merger Agreement is substantially similar to the previous Viacom Merger Agreement, as amended as described above, except for the provisions summarized below. Such summary is qualified in its entirety by reference to the Restated Viacom Merger Agreement. For purposes of this description, capitalized terms used and not otherwise defined herein have the meanings given to such terms in the Restated Viacom Merger Agreement.

       The Merger

          Upon consummation of the Current Viacom Second-Step Merger, in the event the Current Viacom Offer has been consummated prior to the Effective Time, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Viacom or any direct or indirect wholly owned subsidiary of Viacom or the Company, which Shares will be automatically canceled and extinguished, and other than Dissenting Shares) will be converted automatically into the right to receive (i) 0.93065 shares of Viacom Class B Common Stock, (ii) 0.93065 Revised CVRs, (iii) 0.5 Viacom Three-Year Warrants, (iv) 0.3 Viacom Five-Year Warrants and (v) $17.50 in principal amount of Viacom Merger Debentures (collectively, the "Current Viacom Merger Consideration").

          The terms of the Alternative Merger have likewise been revised to provide that each holder of Shares issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or owned by Viacom or any direct or indirect wholly owned subsidiary of Viacom or the Company, which Shares will be automatically canceled and extinguished, and other than Dissenting Shares) will be entitled to (i) elect to receive the Current Viacom Merger Consideration in exchange for each of such holder's Shares, (ii) elect to receive $107 in cash in exchange for each of such holder's Shares or (iii) indicate that such holder has no preference as to the receipt of the Current Viacom Merger Consideration or cash in exchange for such holder's Shares.

       Terms of Revised CVRs

          The terms of the Revised CVRs are the same as the terms of the CVRs described in Viacom's previous second-step merger proposal, except that the Minimum Price has been revised to be $36.00 at the Maturity Date, $37.00 at the First Extended Maturity Date and $38.00 at the Second Extended Maturity Date, subject to certain anti-dilution protections with respect to the Viacom Class B Common Stock.

       Terms of Viacom Three-Year Warrants

          The terms of the Viacom Three-Year Warrants are the same as the terms of the Warrants described in Viacom's previous second-step merger proposal.

       Terms of Viacom Five-Year Warrants

          Each Viacom Five-Year Warrant will entitle the holder to purchase one share of Viacom Class B Common Stock per whole Viacom Five-Year Warrant at any time prior to the fifth anniversary of the Effective Time at a price of $70.00, payable in cash or in liquidation value of Viacom Exchange Preferred Stock (as defined below) (or in face value of Viacom Exchange Debentures (as defined below)). The terms of the Viacom Five-Year Warrants will include customary anti-dilution and other provisions. No fraction of a Viacom Five-Year Warrant will be issued in the Current Viacom Second-Step Merger. In lieu thereof, a cash payment will be made in an amount determined in accordance with a formula contained in the Restated Viacom Merger Agreement.

       Terms of Viacom Merger Debentures

          The Viacom Merger Debentures will mature 12 years from the Effective Time and will be subordinated in right of payment to all senior indebtedness of Viacom. Interest will accrue on the Viacom Merger Debentures from the date of issuance at a rate of 8% per annum and will be payable semi-annually commencing January 1, 1995. The Viacom Merger Debentures will be redeemable at the option of Viacom, in whole or in part, on and after the fifth anniversary of the Effective Time, initially at a redemption price of 103% of the principal amount thereof and thereafter at prices declining to 100% of the principal amount thereof on the eighth anniversary of the Effective Time, plus in each case all accrued and unpaid interest.

          The Viacom Merger Debentures will be exchangeable at the option of Viacom, in whole but not in part, into 5% Cumulative Exchangeable Preferred Stock of Viacom (the "Viacom Exchange Preferred Stock") at a rate of one share of Viacom Exchange Preferred Stock for each $50.00 in principal amount of Viacom Merger Debentures exchanged on or after the earlier of (i) January 1, 1995, but only if the merger of Viacom and Blockbuster has not been consummated by such date, and (ii) the acquisition by a third party of beneficial ownership of a majority of the then outstanding voting securities of Blockbuster. The Viacom Merger Debentures will be issued in minimum denominations of $1,000 and integral multiples thereof and no fraction of a Viacom Merger Debenture will be issued in the Current Viacom Second-Step Merger. In lieu thereof, Viacom will aggregate and sell such fractions and a cash payment will be made to the holders of Viacom Merger Debentures in an amount determined in accordance with a formula contained in the Restated Viacom Merger Agreement.

          The Viacom Exchange Preferred Stock will have a liquidation preference of $50.00 per share, plus accrued and unpaid dividends, and will pay quarterly dividends cumulative from the Effective Time at the rate of $2.50 per annum per share with such rate increasing to $5.00 per annum per share on the tenth anniversary of the Effective Time, if not redeemed prior to such time. The Viacom Exchange Preferred Stock will be redeemable for cash at the option of Viacom, in whole or in part, at any time on and after the fifth anniversary of the Effective Time, initially at a redemption price of $52.50 per share and thereafter at prices declining to $50.00 per share on and after the tenth anniversary of the Effective Time, plus in each case all accrued and unpaid dividends. The Viacom Exchange Preferred Stock will rank on a parity with respect to dividend rights and rights upon liquidation with the preferred stock to be issued to Blockbuster and NYNEX pursuant to their equity investments in Viacom.


          The Viacom Exchange Preferred Stock will be exchangeable at the option of Viacom, in whole or in part, on any dividend payment date beginning on and after the third anniversary of the Effective Time, for Viacom's 5% Subordinated Debentures (the "Viacom Exchange Debentures") at the rate of $50.00 in principal amount of Viacom Exchange Debentures for each share of Viacom Exchange Preferred Stock. Viacom may effect such exchange only if all accrued and unpaid dividends on the Viacom Exchange Preferred Stock have been paid. The Viacom Exchange Debentures will have substantially the same terms as the Viacom Exchange Preferred Stock (including a provision for the increase of the interest rate to 10% on the tenth anniversary of the Effective Time), except that interest will be payable semi-annually rather than quarterly. The Viacom Exchange Debentures will mature 20 years from the Effective Time.


          The Viacom Exchange Preferred Stock will have no voting rights, except
     (i) as otherwise required by law and (ii) the right, along with holders of other series of Viacom preferred stock ranking on a parity with the Viacom Exchange Preferred Stock, to elect, voting separately as a class, two additional directors to Viacom's Board in the event of specified dividend arrearages.

       Other Terms

          Certain other changes were made in the Restated Viacom Merger Agreement to reflect the new composition of the Current Viacom Merger Consideration as compared to the consideration offered in Viacom's prior second-step merger proposal.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     The responses to Items 4(a) and 4(b) are hereby supplemented and amended as follows:


          (a) At a meeting of the Paramount Board held on February 4, 1994, the Paramount Board reviewed and considered the terms of the revised acquisition proposals of each of Viacom and QVC submitted pursuant to the Bidding Procedures established by the Paramount Board and its representatives. The Paramount Board unanimously (i) approved the terms of the Restated Viacom Merger Agreement and authorized the execution and delivery thereof, (ii) determined that the Current Viacom Offer and the Current Viacom Second-Step Merger, taken together, are fair to, and in the best interests of, Paramount's stockholders, (iii) recommended approval and adoption of the Restated Viacom Merger Agreement by Paramount's stockholders and (iv) recommended that holders of Shares tender such Shares pursuant to the Current Viacom Offer.


          The Paramount Board also unanimously recommended that stockholders reject the Current QVC Offer (as defined below in Item 7) and not tender any of their Shares pursuant to the Current QVC Offer.

          Paramount's press release and letter to stockholders with respect to the Paramount Board's positions are filed as Exhibit Nos. 106 and 107, respectively, to the Schedule 14D-9 and are incorporated herein by reference.

          (b) At its February 4 meeting, the Paramount Board reviewed and considered presentations from the Paramount Board's legal and financial advisors with respect to the Current Viacom Offer and Current Viacom Second-Step Merger, as well as the Current QVC Offer and Current QVC Second-Step Merger (as defined below in Item 7).

          In making the determinations and recommendations set forth in paragraph (a) above, the Paramount Board gave consideration to a number of factors, including, without limitation, the following:

             (i) The presentation by Lazard to the Paramount Board and its written opinion dated February 4, 1994 stating that as of such date (A) the aggregate consideration payable to Paramount stockholders in the Current Viacom Offer and the Current Viacom Second-Step Merger, taken together (the "Viacom Transaction Consideration"), is fair to Paramount stockholders from a financial point of view, (B) the aggregate consideration payable to Paramount stockholders in the Current QVC Offer and the Current QVC Second-Step Merger, taken together (the "QVC Transaction Consideration"), is fair to Paramount stockholders from a financial point of view and (C) the Viacom Transaction Consideration is marginally superior to the QVC Transaction Consideration from a financial point of view. A copy of Lazard's opinion, which includes the matters considered, the assumptions made and the limits of review, is attached hereto as Annex A, is filed as Exhibit No. 108 to the Schedule 14D-9 and is incorporated herein by reference. The discussion herein of Lazard's opinion is qualified in its entirety by reference to the full text of such opinion. Stockholders are urged to read such opinion in its entirety.

             (ii) The Paramount Board's determination, taking into account Lazard's presentation and written opinion, that the Current Viacom Offer and the Current Viacom Second-Step Merger, taken together, represents the best value available under the circumstances to Paramount stockholders. This determination was also based upon the Paramount Board's view that the Viacom Transaction Consideration has a more certain value than the QVC Transaction Consideration because (A) the Viacom Transaction Consideration contains a larger percentage of cash and securities readily susceptible to valuation than the QVC Transaction Consideration and (B) the Revised CVRs to be issued in the Current Viacom Second-Step Merger will afford a degree of value assurance protection to Paramount stockholders with respect to the Viacom Class B Common Stock to be issued in the Current Viacom Second-Step Merger.

             (iii) The terms and provisions of the Restated Viacom Merger Agreement, including the following:

                (A) The Bidding Procedures incorporated in the Restated Viacom Merger Agreement (and in the QVC Exemption Agreement) that are designed to remove the coercive element from any offer by QVC or Viacom and to provide stockholders with a meaningful choice between a tender offer from QVC or Viacom.

                (B) Paramount's right to terminate the Restated Viacom Merger Agreement in order to accept a transaction that offers better value.

                (C) The absence of any stock option, asset lock-up, termination fee, expense reimbursements or other provisions that could deter a higher offer for Paramount.

             (iv) The conditions to the Current Viacom Offer and the Paramount Board's determination that all such conditions have been satisfied or can reasonably be expected to be satisfied by the expiration date of the Current Viacom Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     The response to Item 6(b) is hereby amended and restated to read in its entirety as follows:

          (b) To the best knowledge of Paramount, (i) none of its executive officers, directors, affiliates and subsidiaries has determined whether such person presently intends to tender Shares to Viacom pursuant to the Current Viacom Offer and (ii) none of its executive officers, directors, affiliates or subsidiaries has determined whether such person presently intends to sell any Shares which are owned beneficially or held of record by such person; provided that executive officers obtaining Shares upon the exercise subsequent to the commencement of the original QVC Offer or the original Viacom Offer of stock options presently intend to sell Shares issued upon exercise of such options in the open market. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to instructions from a third party with respect to such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     The responses to Items 7(a) and 7(b) are hereby supplemented and amended as follows:

          (a) On February 1, 1994, QVC announced a revision to its proposal for the acquisition of Paramount, which revised proposal sets forth, among other things, (i) the revised terms of QVC's tender offer for Paramount (as so revised, the "Current QVC Offer"), which terms had provided for the purchase of 50.1% of the outstanding Shares plus the Shares issuable upon the exercise of the then exercisable stock options, as of the expiration of the offer, at a price of $92 per Share, and which now provide for, among other things, the purchase of such Shares at a price of $104 per Share, and
     (ii) the revised terms of the second-step merger to be effected in the event the Current QVC Offer is consummated (as so revised, the "Current QVC Second-Step Merger"), which terms had provided for the exchange of (A) 1.43 shares of QVC Common Stock, (B) 0.32 shares of New QVC Merger Preferred Stock and (C) 0.32 Warrants to purchase QVC Common Stock (the "QVC Warrants") for each remaining Share and which now provide for the exchange of (1) 1.2361 shares of QVC Common Stock, (2) 0.2386 shares of New QVC Merger Preferred Stock and (3) 0.32 QVC Warrants for each remaining Share. The Current QVC Offer is scheduled to expire at 12:00 midnight on February 14, 1994.

          After receipt of the Current Viacom Offer and the Current QVC Offer and prior to entering into the Restated Viacom Merger Agreement, Paramount's financial and legal advisors held discussions with each of QVC and Viacom.

          Except as described above or in Items 3(b) or 4, Paramount does not presently intend to undertake any negotiation in response to the Current Viacom Offer which relates to or would result in: (i) an extraordinary transaction, such as a merger or reorganization, involving Paramount or any subsidiary of Paramount; (ii) a purchase, sale or transfer of a material amount of assets by Paramount or any subsidiary of Paramount; (iii) a tender offer or other acquisition of securities by Paramount; or (iv) any material change in the present capitalization or dividend policy of Paramount.


          (b) On January 27, 1994, Paramount and QVC entered into an amendment to the QVC Exemption Agreement which had substantially the same effect as did the January 27 amendments to the Viacom Merger Agreement and the Viacom Exemption Agreement as described above in Item 3(b). A copy of the amendment to the QVC Exemption Agreement was previously filed as Exhibit No. 97 to the Schedule 14D-9 and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to such amendment.



          Except as described above or in Items 3(b) or 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Current Viacom Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     The response to Item 9 is hereby supplemented and amended to add the following:


Exhibit 105     --Amended and Restated Agreement and Plan of Merger, dated as of February 4, 1994, between Paramount and Viacom.
Exhibit 106     --Press Release issued by Paramount on February 4, 1994.
Exhibit 107     --Letter to Stockholders of Paramount dated February 7, 1994 with respect to the Current QVC Offer and the Current Viacom Offer.
Exhibit 108     --Opinion of Lazard dated February 4, 1994.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          PARAMOUNT COMMUNICATIONS INC.

                                          By DONALD ORESMAN
                                             ...................................

                                             Name: Donald Oresman
                                            Title: Executive Vice President

Dated: February 7, 1994

                                                            ANNEX A
LAZARD FRERES & CO.
One Rockefeller Plaza
New York, NY 10020

Telephone (212) 632-6000
Facsimile (212) 632-6060                                           NEW YORK


                                                           February 4, 1994


The Board of Directors
Paramount Communications Inc.
15 Columbus Circle
New York, NY  10023-7780

Dear Members of the Board:

     You have requested our opinion, as of this date, as to the relationship from a financial point of view of the Viacom Transaction Consideration (as defined below) to the QVC Transaction Consideration (as defined below).

     We understand that, as set forth in Amendment Number 34 to the Tender Offer Statement on Schedule 14D-1 filed by QVC Network, Inc. ("QVC"), Comcast Corporation and BellSouth Corporation with the Securities and Exchange Commission (the "Commission") on February 1, 1994 (the "QVC Tender Offer Statement"), QVC has amended its proposal (the "Amended QVC Proposal") to acquire Paramount Communications Inc. ("Paramount") by amending the terms of the cash tender offer (the "QVC Offer") that QVC commenced on October 27, 1993 and the terms of the consideration payable to the holders (the "Stockholders") of common stock of Paramount ("Common Stock") in the QVC Second-Step Merger (as defined below). Under the Amended QVC Proposal, (i) QVC is offering in the QVC Offer to purchase 61,657,432 shares of Common Stock, or such greater number as equals 50.1% of the outstanding shares of Common Stock (on a fully diluted basis), at a purchase price of $104.00 per share in cash, and (ii) following completion of the QVC Offer, in accordance with the form of Agreement and Plan of Merger, between QVC and Paramount (the "Form QVC Merger Agreement") that is attached to the Exemption Agreement, dated as of January 21, 1994, between QVC and Paramount, as amended on January 27, 1994 (the "QVC Exemption Agreement"), Paramount would be merged into QVC in the proposed second-step merger between QVC and Paramount (the "QVC Second-Step Merger"; collectively with the QVC Offer, the "QVC Two-Step Transaction"), and each share of Common Stock not purchased in the QVC Offer (other than shares of Common Stock held in the treasury of Paramount or owned by Paramount or any direct or indirect wholly-owned subsidiary of Paramount or QVC or shares of Common Stock held by those Stockholders (as defined below) who exercise and perfect stockholders appraisal rights under Delaware law) would be converted into the right to receive (a) 1.2361 shares of common stock of QVC (the "QVC Common Stock"), (b) 0.2386 shares of a new series of 6% cumulative non-convertible exchangeable preferred stock of QVC (the "QVC Merger Preferred Stock") and (c) 0.32 warrants to purchase one share of QVC Common Stock at a price of $70.34 per share, exercisable at any time by the holder prior to the tenth anniversary of the QVC Second-Step Merger (the "QVC Warrants") (the aggregate consideration payable to the Stockholders pursuant to the QVC Offer set forth in clause (i) and the aggregate consideration payable to the Stockholders pursuant to the QVC Second-Step Merger set forth in subclauses (a), (b) and (c) of clause (ii) is collectively referred to as the "QVC Transaction Consideration"). We also understand that the Amended QVC Proposal provides that the QVC Merger Preferred Stock will pay cumulative quarterly dividends at a rate of $3.00 per annum per share, will have a liquidation preference of $50.00 per share, will be redeemable for cash by QVC at declining redemption premiums on and after the fifth anniversary of the QVC Second-Step Merger and will be exchangeable by QVC into QVC's 6% subordinated debentures (the "QVC Debentures") at an exchange rate of $50.00 principal amount of QVC Debenture per share of QVC Merger Preferred Stock on and after the third anniversary of the QVC Second-Step Merger. In addition, we understand that the QVC Warrants will be exercisable with cash or by using an equivalent amount of liquidation preference of QVC Merger Preferred Stock or principal amount of QVC Debentures and will be redeemable for cash by QVC, at its option, at $15.00 per QVC Warrant on and after the fifth anniversary of the QVC Second-Step Merger.

     In addition, we understand that, as set forth in (i) the written proposal submitted to Paramount by Viacom Inc. ("Viacom") on February 1, 1994 and (ii) Amendment Number 35 to the Tender Offer Statement on Schedule 14D-1 filed by Viacom, National Amusements, Inc., Mr. Sumner M. Redstone and Blockbuster Entertainment Corporation ("Blockbuster") with the Commission on February 1, 1994 (the "Viacom Tender Offer Statement") (collectively, the "Amended Viacom Proposal"), Viacom did not amend the terms of the cash tender offer (the "Viacom Offer") that it had commenced on October 25, 1993, but amended the terms of the consideration payable to the Stockholders in the proposed Viacom Second-Step Merger (as defined below). Under the Amended Viacom Proposal, (a) Viacom is continuing to offer in the Viacom Offer to purchase 61,657,432 shares of Common Stock, or such greater number as equals 50.1% of the outstanding shares of Common Stock (on a fully diluted basis), at a purchase price of $107.00 per share in cash, and (b) following completion of the Viacom Offer, in accordance with the Agreement and Plan of Merger, between Viacom and Paramount, dated as of January 21, 1994, as amended on January 27, 1994 and as proposed to be amended to reflect the Amended Viacom Proposal (the "Viacom Merger Agreement"), Paramount would be merged into Viacom in the proposed second-step merger between Viacom and Paramount (the "Viacom Second-Step Merger"; collectively with the Viacom Offer, the " Viacom Two-Step Transaction"), and each share of Common Stock not purchased in the Viacom Offer (other than shares of Common Stock held in the treasury of Paramount or owned by Paramount or any direct or indirect wholly-owned subsidiary of Paramount or Viacom or shares of Common Stock held by those Stockholders who exercise and perfect stockholders appraisal rights under Delaware law) would be converted into the right to receive (1) 0.93065 shares of Class B common stock of Viacom (the "Viacom Class B Common Stock"), (2) $17.50 principal amount of 8% exchangeable subordinated debentures of Viacom (the "Viacom Exchangeable Debentures"), (3) 0.5 warrants to purchase one share of Viacom Class B Common Stock at a price of $60.00 per share, exercisable at any time by the holder prior to the third anniversary of the Viacom Second-Step Merger, (4) 0.3 warrants to purchase one share of Viacom Class B Common

Stock at a price of $70.00 per share, exercisable at any time by the holder prior to the fifth anniversary of the Viacom Second-Step Merger (the "Viacom Five Year Warrants") and (5) 0.93065 contingent value rights of Viacom (the "Viacom CVRs") having the terms described below (the aggregate consideration payable to Stockholders pursuant to the Viacom Offer set forth in clause (a) and the aggregate consideration payable to Stockholders pursuant to the Viacom Second- Step Merger set forth in subclauses (1),
(2), (3), (4) and (5) of clause (b) is collectively referred to as the "Viacom Transaction Consideration"). In addition, we understand that the Amended Viacom Proposal provides that the Viacom Exchangeable Debentures will mature on the twelfth anniversary of the Viacom Second-Step Merger, will pay interest semi-annually beginning on January 1, 1995 and will be non-callable until the fifth anniversary of the Viacom Second-Step Merger, and thereafter may be redeemed for cash by Viacom at declining redemption premiums. The Amended Viacom Proposal also provides that Viacom will have the option to exchange at par the Viacom Exchangeable Debentures for the equivalent liquidation preference of a new series of Viacom 5% cumulative exchangeable (non-convertible) preferred stock (the "Viacom Merger Preferred Stock") if the proposed merger between Viacom and Blockbuster contemplated by the Agreement and Plan of Merger, dated as of January 7, 1994, between Blockbuster and Viacom (the "Blockbuster Merger Agreement") has not been consummated by January 1, 1995, or earlier, if beneficial ownership of a majority of the outstanding shares of common stock of Blockbuster (the "Blockbuster Common Stock") has been acquired by a third party prior to January 1, 1995. The Amended Viacom Proposal further provides that the Viacom Merger Preferred Stock will be non-callable until the fifth anniversary of the Viacom Second-Step Merger, and thereafter, may be redeemed by Viacom for cash at declining redemption premiums and will have a liquidation preference of $50.00 per share. In addition, the Viacom Merger Preferred Stock will be exchangeable into Viacom's 5% subordinated debentures (the "Viacom Subordinated Debentures") after the third anniversary of the Viacom Second-Step Merger at an exchange rate of $50.00 principal amount of Viacom Subordinated Debentures for each share of Viacom Merger Preferred Stock. Moreover, the dividend rate on the Viacom Merger Preferred Stock and the interest rate on the Viacom Subordinated Debentures will increase to 10% per annum on the tenth anniversary of the Viacom Second-Step Merger, if not previously redeemed by Viacom. We further understand that the Amended Viacom Proposal provides that the Viacom Five Year Warrants will be exercisable with cash or by using an equivalent liquidation preference of Viacom Merger Preferred Stock or principal amount of Viacom Subordinated Debentures. We also understand that the Amended Viacom Proposal provides that each Viacom CVR will represent the right on the first anniversary of the Viacom Second-Step Merger to receive in cash or securities, at Viacom's election, the amount by which the Average Trading Value (as defined in the Amended Viacom Proposal and as described below) of Viacom Class B Common Stock is less than a minimum price of $48.00 per share of Viacom Class B Common Stock, and Viacom will have the right, in its sole discretion, to extend the payment measurement dates of the Viacom CVR by one year, in which case the minimum price will increase to $51.00 per share of Viacom Class B Common Stock, and a further one year extension right which, if exercised, would increase the minimum price to $55.00 per share of Viacom Class B Common Stock. As used in the Amended Viacom Proposal, the "Average Trading Value" will be based upon the market prices of Viacom Class B Common Stock during the 60 trading days ending on the last day of the relevant period and is subject to a floor of $36.00 per share of Viacom Class B Common Stock on the first anniversary of the Viacom Second-Step Merger, a floor of $37.00 per share of Viacom Class B Common Stock on the second anniversary of the Viacom Second-Step Merger and a floor of $38.00 per share of Viacom Class B Common Stock on the third anniversary of the Viacom Second-Step Merger.

     Lazard Freres & Co. has from time to time acted as financial advisor to Paramount and has acted as its financial advisor in connection with proposed QVC Two-Step Transaction and proposed Viacom Two-Step Transaction. As you know, a General Partner of our firm is a member of Paramount's Board of Directors. In addition, we have from time to time in the past provided, and we are currently providing, in matters unrelated to Paramount, financial advisory or financing services to one or more of the respective equity investors in Viacom and QVC, or persons engaged in pending transactions with one or more of such investors, and we have received, or expect to receive, fees for the rendering of such services. In connection with our opinions set forth in this letter, we have, among other things:

     (i) reviewed the terms and conditions of (a) the Amended QVC Proposal, the QVC Tender Offer Statement, and the QVC Exemption Agreement (including the Form QVC Merger Agreement attached thereto) and (b) the Amended Viacom Proposal, the Viacom Tender Offer Statement and the Viacom Merger Agreement (including the form Exemption Agreement between Viacom and Paramount attached thereto);

    (ii) reviewed the terms and conditions of the Blockbuster Merger Agreement and the Subscription Agreement, dated January 7, 1994, between Viacom and Blockbuster, analyzed the Amended Viacom Proposal both with and without giving effect to the consummation of the proposed merger between Viacom and Blockbuster contemplated by the Blockbuster Merger Agreement and observed that the proposed merger between Viacom and Blockbuster is subject to the approval of the stockholders of Blockbuster;

   (iii) analyzed certain historical business and financial information relating to Paramount, Viacom, QVC and Blockbuster, including (a) the Annual Reports to Stockholders and the Annual Reports on Form 10-K of Paramount for each of the fiscal years ended October 31, 1988 through 1992, the Transition Report on Form 10-K of Paramount for the period from November 1, 1992 through April 30, 1993 and Quarterly Reports on Form 10-Q of Paramount for the quarters ended January 31, April 30, and July 31 for each of the same fiscal years and for the quarters ended January 31, April 30, July 31 and October 31, 1993, (b) the Annual Reports to Stockholders and the Annual Reports on Form 10-K of Viacom for each of the fiscal years ended December 31, 1988 through 1992, and Quarterly Reports on Form 10-Q of Viacom for the quarters ended March 31, June 30 and September 30 for each of the same fiscal years, and for the quarters ended March 31, June 30, and September 30, 1993, (c) the Annual Reports to Stockholders and the Annual Reports on Form 10-K of QVC for each of the fiscal years ended January 31, 1989 through 1993, and Quarterly Reports on Form 10-Q of QVC for the quarters ended April 30, July 31 and October 31 for each of the same fiscal years, and for the quarters ended April 30, July 31 and October 31, 1993 and (d) the Annual Reports to Stockholders and the Annual Reports on Form 10-K of Blockbuster for each of the fiscal years ended December 31, 1988 through 1992, and Quarterly Reports on Form 10-Q of Blockbuster for the quarters ended March 31, June 30 and September 30 for each of the same fiscal years, and for the quarters ended March 31, June 30, and September 30, 1993;

    (iv) reviewed certain financial forecasts and other data provided to us by Paramount, Viacom, QVC and Blockbuster relating to their respective businesses (except in the case of Paramount, financial forecasts for the current fiscal year only, having been advised that Paramount has not prepared projections beyond the current fiscal year);

     (v) conducted discussions with members of the senior management of Paramount, Viacom, QVC and Blockbuster with respect to the business and prospects of Paramount, Viacom, QVC and Blockbuster and the strategic objectives of each;

    (vi) reviewed public information with respect to certain other companies in lines of businesses we believe to be comparable to the businesses of Paramount, Viacom, QVC and Blockbuster;

   (vii) reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be comparable to those of Paramount, Viacom, QVC and Blockbuster, and in other industries generally;

  (viii) reviewed the historical stock prices and trading volumes of the Common Stock, Viacom Class B Common Stock, QVC Common Stock and Blockbuster Common Stock;

    (ix) reviewed the procedures for bidding set forth in the Viacom Merger Agreement and the QVC Exemption Agreement, in particular noting the respective provisions therein providing for the extension of the QVC Offer or the Viacom Offer, as applicable, for 10 business days upon delivery of a Completion Certificate (referred to in the Viacom Merger Agreement or the QVC Exemption Agreement, as applicable) by Viacom or QVC, as applicable; and

     (x) conducted such other financial studies, analyses and investigations as we deemed appropriate.

     We have assumed and relied upon the accuracy and completeness of the financial and other information provided by Paramount, Viacom, QVC and Blockbuster to us, and on the representations contained in the Viacom Merger Agreement and the Form QVC Merger Agreement, and we have not undertaken any independent verification of such information or any independent valuation or appraisal of any of the assets of Paramount, Viacom, QVC or Blockbuster. With respect to the financial forecasts referred to above, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available judgments of the managements of Paramount, Viacom, QVC or Blockbuster as to the future financial performance of Paramount, Viacom, QVC and Blockbuster, respectively. In addition, we have assumed that the Amended Viacom Proposal and the Amended QVC Proposal, were made in compliance with the terms and conditions of the Viacom Merger Agreement and the QVC Exemption

Agreement, respectively. Further, our opinions are based on economic, monetary and market conditions existing on this date.

     We have not reviewed any proxy statement or similar document that may be prepared for use in connection with the proposed QVC Two-Step Transaction or the proposed Viacom Two-Step Transaction. In accordance with the Procedures for Submissions of Proposals (the "Bidding Procedures") established by Paramount's Board of Directors on December 13, 1993, Paramount's Board of Directors has authorized us to respond to inquiries with respect to Paramount from prospective bidders (in addition to QVC and Viacom) and to receive proposals from additional bidders, if any. We have not, however, solicited third party indications of interest in acquiring all or any part of Paramount.

     As part of our analysis, we have continued to evaluate the transactions, as we have in the past, not only on the basis of current market values but also applying other financial valuation methodologies generally applicable to transactions of this type. These financial valuation methodologies, which are subject to certain limitations as applied to these prospective combinations, including the lack of projections for Paramount beyond the current fiscal year and the difficulties in quantifying synergies and revenue enhancements resulting from the combinations, generally favor in varying degrees the Viacom Transaction Consideration from a financial point of view. On the basis of recent market values, the QVC Transaction Consideration has had a somewhat higher market valuation than the Viacom Transaction Consideration; in this connection, we observe the high volatility of Viacom Class B Common Stock and QVC Common Stock and that the market prices of the stocks seem to be impacted by the perception of the market-place as to whether QVC or Viacom would be the ultimate acquiror of Paramount.

     We observe the express preference of Paramount's Board of Directors in the Bidding Procedures for cash and securities readily susceptible to valuation, such as securities with a fixed income stream, with a liquidation preference, or in the case of equity securities, securities which enjoy the benefits of a wide collar or other value assurance mechanism. In this regard, we note that there is a greater percentage of cash and fixed income securities as components of the Viacom Transaction Consideration than the QVC Transaction Consideration, although the magnitude of the difference in the respective percentages between the two current bids has decreased in comparison to the most recent previous bids submitted by Viacom and QVC.
We further note the offering of the Viacom CVRs in the Amended Viacom
Proposal.

     Our engagement and the opinions expressed herein are solely for the benefit of Paramount's Board of Directors and are not on behalf of, and are not intended to confer rights or remedies upon, Viacom, QVC, Blockbuster, any stockholders of Paramount, Viacom, QVC or Blockbuster or any other person other than Paramount's Board of Directors.

     In reaching our opinions expressed herein, we have taken into account various factors, including our assessment of the probability of consummation of the proposed merger between Viacom and Blockbuster contemplated by the Blockbuster Merger Agreement under the circumstances existing on the date of this letter and that, given the terms and conditions of the proposed QVC Two-Step Transaction and the proposed Viacom Two-Step Transaction and the limitations of the financial valuation methodologies referred to above, we continue to view as a favorable factor an offer that contains a greater percentage of cash and securities readily susceptible to valuation. Based on and subject to the foregoing and such other factors as we deemed relevant, including our assessment of economic, monetary and market conditions existing on the date of this letter, we are of the opinion that, as of this date, (i) the QVC Transaction Consideration is fair to the Stockholders from a financial point of view (ii) the Viacom Transaction Consideration is fair to the Stockholders from a financial point of view and (iii) the Viacom Transaction Consideration is marginally superior to the QVC Transaction Consideration from a financial point of view.

                                   Very truly yours,


                                   /s/ Lazard Freres & Co.

                                  EXHIBIT INDEX


EXHIBIT                            DESCRIPTION                          PAGE NO.
- ---------                          -----------                         ---------

       1*  Pages 5, 6 and 10-20 of Paramount's Proxy Statement dated
           January 29, 1993 for its 1993 Annual Meeting of Stockholders.
       2*  Employment Agreement with Robert Greenberg, a senior vice president of Paramount, dated as of April 5, 1993.
       3*  Amended and Restated Agreement and Plan of Merger, dated as of October 24, 1993, between Paramount and Viacom.
       4*  Stock Option Agreement, dated as of September 12, 1993, as amended on October 24, 1993, between Paramount and Viacom.
       5*  Voting Agreement, dated as of September 12, 1993, as amended on October 24, 1993, between Paramount and Amusements.
       6*  Press Release issued on October 24, 1993.
       7*  Letter to Stockholders of Paramount dated October 25, 1993.
       8*  Press Release issued on November 6, 1993.
       9* Letter to Stockholders of Paramount dated November 8, 1993 with respect to the Viacom Offer.
      10* Amendment No. 1, dated as of November 6, 1993, to the Amended and Restated Agreement and Plan of Merger, dated as of October
           24, 1993, between Paramount and Viacom.
      11* Letter to Stockholders of Paramount dated November 8, 1993 with respect to the QVC Offer.
      12*  Press Release issued by Viacom on November 12, 1993.
      13*  Press Release issued on November 15, 1993.
      14* Letter to Stockholders of Paramount dated November 16, 1993 with respect to the QVC Offer.
      15*  Press Release issued by Viacom on November 19, 1993.
      16*  Press Release issued by QVC on November 20, 1993.
      17*  Press Release issued by Viacom on November 22, 1993.
      18*  Press Release issued by QVC on November 22, 1993.
      19*  Press Release issued by Viacom on November 23, 1993.
      20*  Press Release issued by QVC on November 23, 1993.
      21*  Press Release issued by Viacom on November 24, 1993.
      22*  Press Release issued by QVC on November 24, 1993.
      23* Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch. November 24, 1993).
      24* Preliminary Injunction Order in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch. November 24, 1993).
      25*  Press Release issued by Paramount on November 24, 1993.
      26*  Press Release issued by Viacom on November 24, 1993.
      27*  Press Release issued by Viacom on November 26, 1993.
      28*  Press Release issued by Viacom on November 29, 1993.
      29*  Order of the Delaware Supreme Court dated November 29, 1993.
      30*  Press Release issued by QVC on December 1, 1993.
      31* Revised Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch. November 24, 1993).
      32*  Press Release issued by Viacom on December 9, 1993.
      33*  Press Release issued by Paramount on December 9, 1993.
      34*  Press Release issued by QVC on December 10, 1993.
      35* Order in Paramount Communications Inc., et al. v. QVC Network, Inc., Civ. Action No. 13208 (Del. December 9, 1993).
      36*  Press Release issued by QVC on December 9, 1993.
      37*  Letter from Richards, Layton & Finger to Vice Chancellor
           Jack B. Jacobs of the Delaware Court of Chancery dated
           December 10, 1993.


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* Previously filed.

EXHIBIT                            DESCRIPTION                          PAGE NO.
- ---------                          -----------                         ---------

      38*  Bidding Procedures of Paramount dated December 14, 1993.
      39*  Press Release issued by Paramount on December 14, 1993.
      40*  Letter to Stockholders of Paramount dated December 14,
           1993 with respect to the Viacom Offer and the QVC Offer.
      41*  Press Release issued by Viacom on December 14, 1993.
      42*  Press Release issued by QVC on December 14, 1993.
      43* Letter from Wachtell, Lipton, Rosen & Katz to Lazard dated December 14, 1993.
      44*  Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
           Rosen & Katz dated December 15, 1993.
      45*  Press Release issued by Paramount on December 15, 1993.
      46*  Press Release issued by QVC on December 16, 1993.
      47*  Letter from the Delaware Chancery Court to Young, Conaway,
           Stargatt & Taylor; Richards, Layton & Finger; Morris & Morris;
           and Morris, Nichols, Arsht & Tunnell dated December 14, 1993.
      48*  Revised pages to the Memorandum Opinion in QVC Network,
           Inc. v. Paramount Communications Inc., et al., Civ. Action
           No. 13208 (Del. Ch. November 24, 1993).
      49* Letter from Shearman & Sterling to Lazard dated December 15, 1993. 50* Letter from Simpson Thacher & Bartlett to Shearman & Sterling dated December 16, 1993.
      51*  Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
           Rosen & Katz dated December 17, 1993.
      52*  Press Release issued by Paramount on December 20, 1993.
      53*  Press Release issued by Paramount on December 22, 1993.
      54*  Press Release issued by QVC on December 22, 1993.
      55* Notice of Termination dated December 22, 1993 delivered by Paramount to Viacom.
      56*  Exemption Agreement, dated as of December 22, 1993, between
           Viacom and Paramount.
      57* Letter to Stockholders of Paramount dated December 23, 1993 with respect to the Revised QVC Offer and the Viacom Offer.
      58*  Opinion of Lazard dated December 21, 1993.
      59* Agreement and Plan of Merger, dated as of December 22, 1993, between Paramount and QVC.
      60* Voting Agreement dated December 22, 1993 among BellSouth Corporation, Comcast Corporation, Cox Enterprises, Inc.,
           Advance Publications, Inc. and Arrow Investments, L.P.
      61* First Amendment, dated as of December 27, 1993, to Agreement and Plan of Merger, dated as of December 22, 1993, between Paramount and QVC.
      62*  Press Release issued by Viacom on January 7, 1994.
      63*  Press Release issued by Viacom on January 9, 1994.
      64*  Press Release issued by Paramount on January 7, 1994.
      65*  Press Release issued by QVC on January 7, 1994.
      66*  Press Release issued by QVC on January 10, 1994.
      67*  Letter from Wachtell, Lipton, Rosen & Katz to the Paramount
           Board dated January 11, 1994.
      68* Letter from Shearman & Sterling to the Paramount Board dated January 12, 1994.
      69* Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated January 13, 1994.
      70*  Press Release issued by Paramount on January 12, 1994.
      71* Letter from Simpson Thacher & Bartlett to Sherman & Sterling and Wachtell, Lipton, Rosen & Katz dated January 13, 1994.
      72* Letter to Stockholders of Paramount dated January 13, 1994 with respect to the Current QVC Offer and the Revised Viacom Offer.


- ---------------

* Previously filed.

EXHIBIT                            DESCRIPTION                          PAGE NO.
- ---------                          -----------                         ---------

      73*  Opinion of Lazard dated January 12, 1994.
      74*  Letter from Wachtell, Lipton, Rosen & Katz to Simpson
           Thacher & Bartlett dated January 14, 1994.
      75*  Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
           Rosen & Katz dated January 18, 1994.
      76* Letter from the Commission to Simpson Thacher & Bartlett dated January 15, 1994.
      77*  Press Release issued by Viacom on January 18, 1994.
      78*  Press Release issued by Paramount on January 18, 1994.
      79*  Press Release issued by QVC on January 19, 1994.
      80* Agreement and Plan of Merger, dated as of January 21, 1994, between Paramount and Viacom.
      81*  Voting Agreement, dated as of January 21, 1994, between
           Paramount and Amusements.
      82*  Press Release issued by Paramount on January 21, 1994.
      83* Letter to Stockholders of Paramount dated January 24, 1994 with respect to the Current QVC Offer and the Revised
           Viacom Offer.
      84*  Opinion of Lazard dated January 21, 1994.
      85*  Notice of Termination dated January 21, 1994 delivered by
           Paramount to QVC.
      86*  Exemption Agreement, dated as of January 21, 1994, between
           QVC and Paramount.
      87*  Letter from Viacom to Paramount dated January 19, 1994.
      88*  Letter from Wachtell, Lipton, Rosen & Katz to Simpson Thacher
           & Bartlett dated January 20, 1994.
      89*  Letter from Shearman & Sterling to Paramount dated
           January 21, 1994.
      90* Letter from Wachtell, Lipton, Rosen & Katz to Simpson Thacher & Bartlett dated January 24, 1994.
      91* Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated January 24, 1994.
      92* Letter from Shearman & Sterling to Paramount dated January 25, 1994. 93* Letter from Paramount to Shearman & Sterling dated January 25, 1994. 94* First Amendment, dated as of January 27, 1994, to Agreement and
           Plan of Merger, dated as of January 21, 1994, between Viacom and Paramount.
      95* First Amendment, dated as of January 27, 1994, to Exemption Agreement, dated as of December 22, 1993, between Viacom and Paramount.
      96* Letter from Simpson Thacher & Bartlett to Shearman & Sterling and Wachtell, Lipton, Rosen & Katz dated January 27, 1994.
      97* First Amendment, dated as of January 27, 1994, to Exemption Agreement, dated as of January 21, 1994, between QVC and Paramount.
      98*  Form of Agreement and Plan of Merger between QVC and Paramount.
      99*  Press Release issued by Viacom on February 1, 1994.
      100* Press Release issued by QVC on February 1, 1994.
      101* Press Release issued by Viacom on February 1, 1994.
      102* Press Release issued by Viacom on February 1, 1994.
      103* Press Release issued by Paramount on February 1, 1994.
      104* Press Release issued by QVC on February 1, 1994.
      105 Amended and Restated Agreement and Plan of Merger, dated as of February 4, 1994, between Paramount and Viacom.
      106  Press Release issued by Paramount on February 4, 1994.
      107 Letter to Stockholders of Paramount dated February 7, 1994 with respect to the Current QVC Offer and the Current Viacom Offer.
      108  Opinion of Lazard dated February 4, 1994.



- ---------------

* Previously filed.